SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. 1)


                            Larizza Industries, Inc.

                                (Name of Issuer)


                           Common Stock, no par value

                         (Title of Class of Securities)


                                   517235 10 7

                                 (CUSIP Number)



                              Elizabeth R. Philipp
                         Executive Vice President - Law
                          Collins & Aikman Products Co.
                               210 Madison Avenue
                               New York, NY 10016
                                  212 578-1336

            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communication)

                                 January 3, 1996

             (Date of Event which Requires filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)



                       Index of Exhibits appears on Page 4

                                       1.

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         Collins  & Aikman  Products  Co.  hereby  amends  and  supplements  its
Statement on Schedule 13D originally filed on October 6, 1995 (the "Original 13D"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

         Item 4.           Purpose of Transaction

         The response to this Item is amended to add the following:

         On January 3, 1996 (the "Closing Date"), the Merger was consummated and the Company became a wholly owned subsidiary of the Reporting Person. On the Closing Date, Merger Sub was merged into the Company and Merger Sub's common stock was converted into 1000 shares of the Company's Common Stock, all of which are owned by the Reporting Person. In connection therewith, the Option was terminated unexercised. The Company's Common Stock has been delisted from the American Stock Exchange and application to terminate registration of the Company's Common Stock under the Securities Exchange Act of 1934 has been made.

         The information contained in the Press Release dated January 3, 1996, a copy of which is attached hereto as Exhibit 4, is incorporated herein by reference.

         Item 5.           Interest in Securities of the Issuer.

         The response to this Item is amended to add the following:

         On the Closing Date, the Merger was consummated and the Company became a wholly owned subsidiary of the Reporting Person. On the Closing Date, Merger Sub was merged into the Company and Merger Sub's common stock was converted into 1000 shares of the Company's Common Stock, all of which are owned by the Reporting Person. In connection therewith, the Option was terminated unexercised. The Company's Common Stock has been delisted from the American Stock Exchange and application to terminate registration of the Company's Common Stock under the Securities Exchange Act of 1934 has been made.

         The information contained in the Press Release dated January 3, 1996, a copy of which is attached hereto as Exhibit 4, is incorporated herein by reference.

         Item 7.           Material to be Filed as Exhibits.

         Item 7 is hereby amended by the addition of the following Exhibit thereto:

         Exhibit 4                  Press Release dated January 3, 1996

                                             2.

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                                                     SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:                      January 11, 1996



Signature:                 /s/ Thomas E. Hannah

Name/Title:                    Thomas E. Hannah/Chief Executive Officer




                                         3.

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                                                   EXHIBIT INDEX

Exhibit                    Description

4                          Press Release dated January 3, 1996.

                                         4.

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